Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012
and the year to date June 30, 2013

	Year ended December 31,											Six Months Ended June 30,
		2008		2009		2010		2011		2012		2013
	--------------------------------------------Millions of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$2,711		$2,604		$3,066		$3,487		$3,748		$599
Interest expense, net of amounts capitalized		869		907		898		858		861		426
Interest component of rental expense		88		94		112		117		98		47
Amortization of capitalized interest		2		3		3		3		5		2
AFUDC - Debt funds		64		82		74		58		62		36
Less: Dividends on preferred and preference stock of subsidiaries		(65)		(65)		(65)		(65)		(65)		(33)
Earnings as defined		$3,669		$3,625		$4,088		$4,458		$4,709		$1,077
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$813		$876		$885		$872		$857		$411
Interest on affiliated loans		23		22		19		16		8		4
Interest on interim obligations		30		4		2		3		4		2
Amortization of debt discount, premium and expense, net		40		40		42		40		40		24
Other interest charges		27		46		24		(15)		14		21
Capitalized interest		7		2		12		20		20		1
Interest component of rental expense		87		94		112		117		98		47
Fixed charges as defined		1,027		1,084		1,096		1,053		1,041		510
Tax deductible preferred dividends		1		1		1		1		1		1
		1,028		1,085		1,097		1,054		1,042		511
Non-tax deductible preferred and preference dividends		64		64		64		64		64		32
Ratio of net income before taxes to net income	x	1.507	x	1.525	x	1.503	x	1.538	x	1.552	x	1.459
Preferred and preference dividend requirements before income taxes		96		98		96		98		99		46
Fixed charges plus preferred and preference dividend requirements		$1,124		$1,183		$1,193		$1,152		$1,141		$557
RATIO OF EARNINGS TO FIXED CHARGES		3.26		3.06		3.43		3.87		4.13		1.93